MOUNTAIN PROVINCE DIAMONDS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2009

The following management discussion and analysis (“MD&A”) of the operating results and financial position of Mountain Province Diamonds Inc. (“the Company” or “Mountain Province” or “MPV”) is prepared as at June 25, 2009, and should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the year ended March 31, 2009. These audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are expressed in Canadian dollars, unless otherwise stated.

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Issuer, including potential business or mineral property acquisitions and negotiations and closing of future financings. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate”, “believe”, “estimate”, “expect” and similar expressions. The statements reflect the current beliefs of the management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

For additional information, reference is made to the Company’s press releases and Annual Information Form on Form 20-F filed on SEDAR at www.sedar.com and on the Company’s website at www.mountainprovince.com.

Except where specifically indicated otherwise, technical information included in this MD&A regarding the Company’s mineral projects has been reviewed by Carl Verley, a Director of the Company and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

OVERALL PERFORMANCE

Mountain Province Diamonds Inc. is a Canadian resource company in the process of permitting and developing a diamond deposit (the “Gahcho Kué Project” or the “Project”) located in the Northwest Territories (“NWT”) of Canada. The Company’s primary asset is its 49% interest in the Gahcho Kué Project. The Company entered into a letter of agreement with De Beers Canada Exploration Inc. (“De Beers Canada”) in 1997, subsequently continued under and pursuant to an agreement concluded in 2002, in which De Beers Canada has agreed to carry all costs incurred by the Project, and has undertaken to support the proper and timely exploration and development of the Gahcho Kué Project. Key decisions are made by vote (via a Management Committee consisting of two members each from De Beers Canada (such members representing 51% of the vote) and the Company (such members representing 49% of the vote)).

If called on to fully fund a definitive feasibility study, De Beers Canada can increase its interest from 51 percent to 55 percent upon the completion of a feasibility study. If called on to fully fund the mine’s construction, De Beers Canada can increase its interest to 60 percent following the commencement of commercial production.

The Company, in conjunction with De Beers Canada, is conducting preliminary technical studies on the Gahcho Kué Project, but has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Gahcho Kué Project to complete the successful design, permitting, construction and future profitable production. Failure to achieve the above will require the Company to write-off costs capitalised to date.

In June 2008, the Company announced that with the support of its joint venture partner, De Beers Canada, it began a process to review strategic alternatives in relation to the Gahcho Kué Joint Venture. The Company cautions shareholders that there is no assurance what the outcome of the review will be and no timetable has been set for its completion.

Gahcho Kué Project

The Gahcho Kué Project is located within the District of MacKenzie in the Northwest Territories. The Project covers approximately 10,353 acres, and encompasses four mining leases (numbers 4341, 4199, 4200, and 4201) held in trust for the Project owners by the Operator, De Beers Canada. The Project hosts three primary kimberlite bodies – Hearne, Tuzo, and 5034 which is further delineated into 5034 North, South, Centre, East and West. The three kimberlite bodies are within two kilometers of each other.

Project Technical Study

An in-depth technical study of the Hearne, Tuzo, and 5034 kimberlite bodies was undertaken by the Gahcho Kué Project in 2003 with the final results of the study presented to the Company in June 2005. Based on the results of the 2005 study, the Project was advanced to permitting and advanced exploration stages. Applications for construction and operating permits were submitted in November 2005.

A review of the 2005 technical study was initiated during the second half of 2006 with a view to reducing the projected capital and operating costs. Work on the updated technical study review continued through 2007 and 2008. On December 16, 2008, it was reported that the Gahcho Kué Project received a proposal from an independent engineering firm to produce a NI 43-101 definitive feasibility study for the Gaucho Kué Project. The proposal is currently under consideration.

Advanced Exploration

On July 16, 2008, in a news release titled “Mountain Province Diamonds Reports Results of the 5034 North Lobe Large Diameter Core Program”, the Company announced the results of the 5034 North Lobe large-diameter core drilling program conducted during the summer of 2007. The drill program recovered approximately 36.7 tonnes of kimberlite, and sample processing took place at De Beers’ Grande Prairie facility with diamond recovery carried out at De Beers’ GEMDL facility in Johannesburg. The program was designed to collect approximately 100 carats from the North Lobe to support the macro diamond size distribution inferred from earlier micro-diamond sampling. Selected sections of the recovered drill core were crushed to -6mm and screened at a nominal bottom cut-off of 1.0 mm, resulting in the first macro-diamonds recovered from the 5034 North Lobe. Approximately 80 carats were recovered at a nominal 1.5 mm cut-off, and 102 carats at a 1.0 mm nominal cut-off. The results at a 1.00 mm nominal cutoff are presented in Table 1 below.

Table 1
2007 5034 North Lobe Core Drilling Data

KIMBERLITE		CARATS	KIMBERLITE MASS	DIAMOND COUNT	GRADE
PIPE	DRILL HOLE	+1.03 mm	(kg)	+1.03 mm	(carats per
					tonne)(1)
5034 North Lobe	MPV-07-310C	8.695	7,236	136	1.20
5034 North Lobe	MPV-07-311C	25.19	12,773	412	1.97
5034 North Lobe	MPV-07-312C	21.995	7,047	255	3.12
5034 North Lobe	MPV-07-313C	22.50	10,789	345	2.09
5034 North Lobe	MPV-07-314C	23.87	6,773	274	3.52
SUMMARY		102.250	44,618	1,422	2.29

(1) Grade presented for illustrative purposes only.

On December 17, 2007, the Company announced that the 2008 Tuzo large-diameter drilling bulk sampling program had commenced. The program used two 24-inch drill rigs to drill a total of nine large-diameter holes to recover a diamond parcel of approximately 1,500 carats. Seven of the holes were drilled to depths of approximately 100 meters and the remaining two holes were drilled to depths of approximately 300 meters.

On July 2, 2008, the Company announced that a 25.13 carat gem quality diamond of excellent shape and clarity and good colour had been recovered from the Tuzo large-diameter bulk sample which had been independently valued at approximately $17,500 per carat, putting the diamond value at approximately $440,000. The Company also announced that past years’ exploration at Gahcho Kué recovered several other large diamonds of gem quality, including 9.9, 7.0, 6.6 and 5.9 carat diamonds from the 5034 kimberlite, and 8.7, 6.4 and 4.9 carat diamonds from the Hearne kimberlite.

On August 6, 2008, in a news release titled “Mountain Province Diamonds Reports Preliminary Results from the Tuzo Large Diameter Bulk Sampling Program”, the Company announced preliminary results from eight of the nine holes, and the final results from all nine holes are included in Table 2 below. Including the 25.13 carat gem quality diamond recovered, a total of 20,968 diamonds were recovered from 923 tonnes of kimberlite resulting in an average grade (provided for illustrative purposes only) of 1.86 carats per tonne. The project operator, De Beers, advised that the carats recovered, combined with approximately 600 carats recovered in prior years’ exploration, were sufficient to develop a diamond revenue model for the Tuzo kimberlite pipe.

Table 2
2008 Tuzo Large Diameter Drilling Data

KIMBERLITE	DRILL	DEPTH	KIMBERLITE	CARATS	DIAMOND	GRADE* (carats
PIPE	HOLE	(from – to)	MASS	+1.5mm	COUNT +1.5mm	per tonne)
		(metres)	(tonnes)
	MPV-08-
Tuzo	315L	17.0 - 133.6	81.8	261.2	3,344	3.20
	MPV-08-
Tuzo	316L	16.5 - 122.5	72.2	248.9	3,654	3.45
	MPV-08-
Tuzo	317L	17.0 – 126.5	74.6	268.8	2,806	3.61
	MPV-08-
Tuzo	318L	11.0 – 103.3	67.2	84.6	1,157	1.26
	MPV-08-
Tuzo	319L	22.1 – 286.7	207.5	170.1	2,075	0.82
	MPV-08-
Tuzo	320L	15.0 - 97.8	59.1	79.6	913	1.35
	MPV-08-
Tuzo	321L	15.5 – 113.0	68.9	149.5	1,768	2.17
	MPV-08-
Tuzo	322L	16.0 – 102.6	60.4	110.5	1,388	1.83
	MPV-08-
Tuzo	323L	17.0 – 125.2	86.6	211.5	2,318	2.44
	MPV-08-
	323L
Tuzo	(Deep)	125.2 – 305	144.8	128.6	1,545	0.89
SUMMARY			923.0	1,713.2	20,968	1.86

*Grade presented for illustrative purposes only.

On December 16, 2008, the Company announced that following completion of the 2008 Tuzo bulk sampling program, resource drilling at the Gahcho Kué Project had concluded, that attention would turn to completion of updated geology and resource models, and that accordingly the Gahcho Kué Project had retained AMEC Americas Limited (“AMEC”) to produce a NI 43-101 Technical Report updating the Gahcho Kué geology and resource models which would be in a form that the Company could release and file publicly (see “Updated Resource Estimate – April 2009” below).

Independent Diamond Valuation

On November 17, 2008, the Company announced the results of an independent diamond valuation for the Gahcho Kué Project which was undertaken by WWW International Diamonds Consultants Ltd. (“WWW”) at the London offices of the Diamond Trading Company on September 22 and 23, 2008. Subsequent to the valuation, WWW revised its Price Book and all diamond values presented below are based on the WWW Price Book as at 13 October 2008.

Table 3 below reflects the actual price per carat for the parcel of 8,195.17 carats of diamonds recovered from the Gahcho Kué Project.

Table 3
Actual Price (US$/carat)

Kimberlite	Carats	US$/carat	Dollars

5034	3,133.02	122	381,080
Tuzo	2,155.70	252	542,431
Hearne	2,906.45	62	179,032
Total	8,195.17	135	1,102,543

Table 4 below presents models of the average price per carat (US$/carat) for each kimberlite lithology. The modeled price per carat is determined using statistical methods to estimate the average value of diamonds that will be recovered from potential future production from Gahcho Kué.

Table 4
Models of Average Price (US$/carat)

Kimberlite	Model Price	Minimum Price	High Price ($/carat)
	($/carat)	($/carat)
5034 NE Lobe	120	108	145
5034 Centre	112	102	133
5034 West	124	112	149
Tuzo Other	88	80	107
Tuzo TK TK1	102	91	126
Tuzo TK	70	64	83
Hearne	73	67	86

(+1.50mm bottom cut-off)

In their report to Mountain Province, WWW stated: “The Tuzo sample and the 5034 East sample both contained one high value large stone. For Tuzo there was a 25.14 carat stone valued at $17,000 per carat and 5034 East had a 9.90 carat stone valued at $15,000 per carat. It is encouraging that such high value stones were recovered in samples of this size. If they are found in the same frequency throughout the resource then the modelled APs [Average Prices] will certainly be towards the “high” values [highlighted in the right column of Table 4 above].”

Updated Resource Estimate – April 2009

The updated resource estimate prepared by AMEC was announced by the Company on May 26, 2009 in a press release titled “Mountain Province Diamonds Announces Updated Mineral Resource Estimate for Gahcho Kué Diamond Project”. In the press release, the Company reported that the NI 43-101 compliant technical report prepared by AMEC describes an updated mineral resource estimate on the Gahcho Kué diamond project that incorporates information from geological and diamond revenue data updates completed since the previous Technical Report of 2003. The updated resource estimate is summarized as follows in Table 5:

Table 5
Gahcho Kué 2009 Mineral Resource Summary
(Effective Date April 20, 2009)

Pipe	Resource	Volume	Tonnes	Carats	Grade
	Classification	(Mm3)	(Mt)	(Mct)	(cpht)
5034	Indicated	5.1	12.7	23.9	188
	Inferred	0.3	0.8	1.2	150
Hearne	Indicated	2.3	5.3	11.9	223
	Inferred	0.7	1.6	2.9	180
Tuzo	Indicated	5.1	12.2	14.8	121
	Inferred	1.5	3.5	6.2	175
Summary	Indicated	12.4	30.2	50.5	167
	Inferred	2.5	6.0	10.3	173

Notes:

1) Mineral Resources are reported at a bottom cut-off of 1.0 mm; cpht = carats per hundred tonnes.
2) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability
3) Volume, tonnes, and carats are rounded to the nearest 100,000
4) Tuzo volumes and tonnes exclude 0.6 Mt of a granite raft
5) Diamond price assumptions used to assess reasonable prospects of economic extraction reflect mid-2008 price books with a 20% increase factor. The prices assumed, on a per pipe basis (in US$), equate to $113/ct for 5034, $76/ct for Hearne and $70/ct for Tuzo.

The Company further announced that AMEC, in their NI 43-101 report, confirmed that the scientific and technical data on the Gahcho Kué project is now of sufficient quality and level of detail to support a feasibility study. The proposal for a feasibility study is currently under consideration by the Company and De Beers Canada.

The Company further announced that industry-standard techniques were used to ensure appropriate calculation and reporting of the diamond resources at a +1 mm lower cut-off. The mineral resources were adjusted for the expected main treatment plant response by reducing recoveries in the lower size classes. AMEC had access to two sources of diamond valuations -one from WWW International Diamond Consultants (WWW), which is independent, and one from the Diamond Trading Company (DTC), which is associated with the Gahcho Kué project operator, De Beers. AMEC relied on both valuations.

To assess reasonable prospects for economic extraction to support declaration of a mineral resource, diamond valuations from WWW and DTC were analysed, and average mid-2008 pricing, with a 20 percent increase, was applied to the resource blocks. It is common practice in the industry to assume a higher long-term commodity price when determining a cut-off grade for mineral resources than the long-term commodity price used for mineral reserves or financial analysis. Average diamond pricing was only used to assess reasonable prospects of economic extraction to support declaration of mineral resources.

All of the indicated mineral resources and a significant portion of the inferred resources were shown to have reasonable prospects of economic extraction through open-pit mining. The inferred resources of the Hearne pipe material lying outside of the resource pit shell was, at least conceptually, shown to have reasonable prospects of economic extraction using underground mining methods. All the Gahcho Kué kimberlites remain open to depth.

A copy of the full AMEC technical report is available on SEDAR, and on the Company’s website at www.mountainprovince.com.

Permitting

In November 2005, De Beers Canada, as operator of the Gahcho Kué Project, applied to the Mackenzie Valley Land and Water Board for a Land Use Permit and Water License to undertake the development of the Gahcho Kué diamond mine. On December 22, 2005, Environment Canada referred the applications to the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”), which commenced an Environmental Assessment ("EA"). On June 12, 2006, the MVEIRB ordered that an Environment Impact Review (“EIR”) of the applications should be conducted.

In July 2006, De Beers Canada filed an application for a judicial review of the referral. De Beers Canada brought the application for judicial review of the MVEIRB decision to the Supreme Court of the NWT. On April 2, 2007, the Supreme Court of the Northwest Territories dismissed De Beers Canada’s application and upheld the decision by the MVEIRB.

Following the decision of the Supreme Court of the NWT, the MVEIRB commenced the EIR. The MVEIRB published draft Terms of Reference and a draft Work Plan for the Gahcho Kué Project in June 2007, and called for comments from interested parties by July 11, 2007. The EIR is designed to identify all of the key environmental issues that will be impacted by the development of the Gahcho Kué diamond mine and to facilitate participation by key stakeholders in addressing these issues. The draft Work Plan anticipated that the EIR of the Gahcho Kué Project will be completed by mid-2009, although the MVEIRB emphasized that the dates reported are target dates only, and the schedule is subject to change. On June 14, 2007, the Company announced its attendance at the first of two work plan meetings in Yellowknife on June 11, 2007, conducted by the MVEIRB, where an overview of the draft Terms of Reference for the Environmental Impact Study and draft Work Plan for the EIR were discussed. The impact of the EIR on the project’s development schedule is not yet known.

On December 17, 2007, the Company announced that the MVEIRB published the final terms of reference for the Gahcho Kué Environment Impact Statement (“EIS”) on October 5, 2007. On May 9, 2008, the project operator, De Beers, advised the MVEIRB that the filing of the EIS will be deferred to the fall 2008. In view of the proposed feasibility study, the results of which are expected to impact on the final project description, the Project Operator, De Beers Canada, has advised the Mackenzie Valley Environmental Impact Review Board that submission of the Gahcho Kué Environmental Impact Statement will be further deferred pending the completion of an updated project description. No fixed date has been set for completion of the project description.

Other Exploration

In 2005, the Gahcho Kué Project retained four leases for the development of the Gahcho Kué Project; the Company has retained five leases for future exploration; and 21 leases were transferred to GGL Diamond Corp., an unrelated third party, in exchange for a 1.5 percent royalty.

The Kelvin and Faraday kimberlite bodies (located approximately 9km and 12km, respectively, from the Gahcho Kué Project) were discovered in 1999-2000. The Kelvin and Faraday bodies are small blows along a dyke system. No further evaluation of the Kelvin and Faraday kimberlites has taken place since 2004.

RESULTS OF OPERATIONS

Selected Annual Information

	2009	2008	2007
Interest income	$36,782	$62,155	$23,940
Expenses	(1,797,168)	(1,194,210)	(1,361,937)
Write-down of long-term investments	-	-	(480,000)
Gain on sale of long-term investments	-	1,075,420	-
Share of loss of Camphor Ventures	-	-	(143,266)
Net loss for the year before tax recovery	(1,760,386)	(56,635)	(1,961,263)
Net income (loss) for the year (after tax recovery)	(1,537,590)	165,531	(1,961,263)
Basic and diluted earnings (loss) earnings per share	(0.03)	0.00	(0.04)
Cash flow used in operations	(1,141,890)	(1,229,541)	(978,526)
Cash and cash equivalents, end of period	65,410	144,750	179,970
Total assets	65,559,505	66,764,167	41,615,827
Future income tax liability	5,586,567	5,909,363	Nil
Dividends declared	Nil	Nil	Nil

Year ended March 31, 2009

The Company’s net loss for the year ended March 31, 2009 was $1,537,590, or $0.03 per share, compared with a net income of $165,531 for the year ended March 31, 2008. Before the Company’s tax recovery of $222,796 (2008 - $222,166), the net loss was $1,760,386 (2008 -$56,635) for the year ended March 31, 2009.

The net loss for the year ended March 31, 2009 includes stock-based compensation expense of $574,200 compared to no stock-based compensation expense for the year ended March 31, 2008. The options were granted in November 2008, and each vested immediately, and was granted for a five-year term. The net income for the year ended March 31, 2008 includes the Company’s gain on sale of its 4,000,000 common shares of Northern Lion of $1,075,420. Without the gain on sale for the year ended March 31, 2008, the Company had a net loss for the year (before tax recovery) of $1,132,055, or $0.02 per share.

Operating expenses, excluding stock-based compensation, totaled $1,222,968 for the year ended March 31, 2009 compared to $1,194,210 for the prior year. The largest component of these operating expenses was consulting fees, which were $639,987 for the year ended March 31, 2009 compared to $474,704 for the prior year. Consulting fees primarily relate to technical consulting and the fees paid to management, as well as other corporate consulting.

Summary of Quarterly Results

2009 Fiscal Year
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	March 31,	December 31,	September 30,	June 30,
	2009	2008	2008	2008
Interest Income	$2,755	$10,419	$9,698	$13,910
Expenses	(176,068)	(825,189)	(361,603)	(434,308)
Net (loss) before tax recovery	(173,313)	(814,770)	(351,905)	(420,398)
Net (loss) income after tax recovery	49,483	(814,770)	(351,905)	(420,398)
Net income (loss) per share (basic)	0.00	(0.01)	(0.01)	(0.01)
Cash flow used in operations	(212,157)	(86,988)	(557,725)	(285,020)
Cash and cash equivalents, end of period	65,410	18,122	33,886	127,178
Assets	65,559,505	65,750,069	65,958,444	66,596,055
Future income tax liabilities	5,686,567	5,909,363	5,909,363	5,909,363
Dividends	Nil	Nil	Nil	Nil

2008 Fiscal Year
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	March 31,	December 31,	September 30,	June 30,
	2008	2007	2007	2007
Interest Income	$13,754	$18,787	$25,986	$3,628
Expenses	(219,038)	(335,905)	(328,319)	(310,948)
Gain on sale of long-term investments	-	-	1,075,420	-
Net (loss) income before tax recovery	(205,284)	(317,118)	773,087	(307,320)
Net (loss) income after tax recovery	16,882	(317,118)	773,087	(307,320)
Net loss per share (basic)	0.00	(0.01)	0.01	(0.01)
Cash flow used in operations	(34,628)	(321,138)	(330,561)	(543,214)
Cash and cash equivalents, end of period	144,750	1,682,329	1,993,082	298,058
Assets	66,764,167	75,271,686	75,597,578	75,785,466
Future income tax liabilities	5,909,363	14,523,254	14,523,254	14,523,254
Dividends	Nil	Nil	Nil	Nil

Three Months Ended March 31, 2009

The Company’s net loss before tax recovery during the three months ended March 31, 2009 was $173,313, compared with a net loss of $205,284 for the three months ended March 31, 2008.

Operating expenses were $176,068 for the quarter compared to $219,038 for the comparative quarter of the prior year. The decrease is attributed primarily to reduced administration costs for the quarter in consulting and other administrative expenses.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company’s capital resources have been limited. The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital investments and administrative expenses, among other things.

The Company reported working capital of $206,261 at March 31, 2009 ($1,566,949 as at March 31, 2008), and cash and short-term investment of $297,346 ($1,582,127 at March 31, 2008). The short-term investment is a guaranteed investment certificate held with a major Canadian financial institution, and the Company considers there to be no risk associated with the bank’s creditworthiness.

The Company had no long-term debt at either March 31, 2009 or March 31, 2008. The Company does not currently incur any direct costs in connection with the Gahcho Kué Project as these costs are currently being funded by De Beers Canada without recourse to the Company.

Since the end of the Company’s quarter ended June 30, 2008, global economic conditions and financial markets have experienced significant weakness and volatility. Until this period of weakness and unpredictability subsides, there is increased risk that the Company will be unable to obtain additional financing. In the meanwhile, the Company will continue to exercise prudent management of available and future capital.

The Company has incurred losses in the year ended March 31, 2009 amounting to $1,537,590, incurred negative cash flows from operations of $1,141,890, and will require additional sources of financing to complete its future business plans.. At March 31, 2009, the Company had approximately $300,000 of cash on hand and short-term investment. Subsequent to March 31, 2009, certain directors and officers exercised 165,365 outstanding options for total proceeds of $208,360 in order to provide additional liquidity to the Company for near term requirements. The Company is currently investigating various sources of additional liquidity to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, credit facilities, and debt, as well as further possible exercises of outstanding options by directors and officers. However, there is no certainty that the Company will be able to obtain financing from any of those sources. As a result, there is substantial doubt as to the Company’s ability to continue as a going concern.

There can be no assurance of continued access to financing, including new equity capital, in the future, and an inability to secure such financing may require the Company to substantially curtail and defer its planned operations, and impact on the Company’s ability to continue as a going concern. The Company’s consolidated annual financial statements are prepared on a going concern basis. Readers are advised to review the Company’s going concern references in Note 1 to the March 31, 2009 year-end audited consolidated financial statements.

During the year, the Company received $34,502 by issuing 61,500 shares upon the exercise of stock options. During the year ended March 31, 2008, the Company received $141,048 by issuing 147,350 shares upon the exercise of various stock options.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

The Company reviews its interest in the Gahcho Kué Project for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. Canadian GAAP requires the Company to make certain judgments, assumptions, and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. Impairments are recognized when the book values exceed management’s estimate of the net recoverable amounts associated with the affected assets. The values shown on the balance sheet for the Company’s interest in the Gahcho Kué Project represent the Company’s assumption that the amounts are recoverable. Owing to the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of related impairment charges are subject to significant uncertainties, and may change significantly as additional information becomes known. The Company’s assessment is that as at March 31, 2009, there has been no impairment in the carrying value of its mineral properties.

The Company expenses all stock-based payments using the fair value method. Under the fair value method and option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options. Such estimates affect the fair value determined by the option pricing model.

CHANGES IN ACCOUNTING POLICIES

The Company adopted the following new accounting standards under Canadian GAAP for interim and annual financial statements effective April 1, 2008.

(a) Capital Disclosures
New CICA Accounting Handbook Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital, and how it is managed and requires the following disclosures:

(i)	qualitative information about the entity’s objectives, policies and processes for managing capital;
(ii)	summary quantitative data about what it manages as capital;
(iii)	whether during the period it complied with any externally imposed capital requirements to which it is subject; and
(iv)	when it has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

The Company has included disclosures recommended by the new Handbook Section in Note 8 to the consolidated financial statements for the year ended March 31, 2009.

There is no impact on the Company’s financial statements from the adoption of this standard as it affects only disclosure requirements discussed in Note 9 to the financial statements.

(b) Financial Instruments
New CICA Accounting Handbook Sections 3862, “Financial Instruments – Disclosures”, and 3863, “Financial Instruments – Presentation”, replace existing Handbook Section 3861,

“Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements. The revised and enhanced disclosure requirements are intended to enable users to evaluate the significance of financial instruments for the entity's financial position and performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date and how the entity manages those risks.

The Company has included disclosures recommended by the new Handbook Sections in Note 4 to the consolidated financial statement for the year ended March 31, 2009.

(c) Inventories
New CICA Accounting Handbook Section 3031, “Inventories”, prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The adoption of this standard does not impact the Company’s consolidated financial statements.

(d) Mining Exploration Costs
On March 27, 2009, the Emerging Issues Committee issued Abstract EIC-174 effective immediately. In this Abstract, the Committee reached a consensus that an enterprise that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Adoption of this section did not have a material impact on the Company’s consolidated financial statements.

(e) Credit Risk and the Fair Value of Financial Assets and Financial Liabilities
In January 2009, the Company adopted Emerging Issues Committee (“EIC”) Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” (“EIC-173”), effective immediately. EIC-173 requires the Company to consider the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. Adoption of this Abstract did not have a material impact on the Company’s consolidated financial statements.

FUTURE ACCOUNTING POLICY CHANGES

a) Goodwill and Intangible Assets
For interim and annual financial statements relating to its fiscal year commencing April 1, 2009, the Company will be required to adopt new CICA Accounting Handbook Section 3064, “Goodwill and Intangible Assets”, replacing existing Handbook Section 3062 “Goodwill and Other Intangible Assets”. Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company has not yet determined the effect if any that the adoption of this new standard will have on its consolidated financial statements.

b) Business Combinations, Consolidated Financial Statements, and Non-Controlling Interests
For interim and annual financial statements relating to its fiscal year commencing April 1, 2011, the Company will be required to adopt new CICA Accounting Handbook Sections 1582, “Business Combinations” (replacing Section 1581 “Business Combinations”), Section 1601 “Consolidated Financial Statements”, and Section 1602 “Non-Controlling Interests”.

Section 1582, “Business Combinations”, establishes standards for the accounting of a business combination for which the acquisition date is after the Company’s fiscal year ended March 31, 2011.

Section 1601, “Consolidated Financial Statements”, with the new Section 1602, replaces the former Section 1600, “Consolidated Financial Statements”, and establishes standards for the preparation of consolidated financial statements.

Section 1602, “Non-Controlling Interests”, establishes standard for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

Like Section 1582, both Sections 1601 and 1602 apply to the Company’s interim and annual financial statements relating to the Company’s fiscal year commencing April 1, 2011. Sections 1601 and 1602 permit early adoption.

The Company has not yet determined the effect if any that the adoption of these new standards will have on its consolidated financial statements.

c) International Financial Reporting Standards
In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public accountable companies to use IFRS, replacing Canada’s own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The convergence from Canadian GAAP to IFRS will be applicable for the Company for the first quarter of its fiscal year ended March 31, 2012, when the Company will prepare both the current and comparative financial information using IFRS. The Company has begun assessing the adoption of IFRS for its year ended March 31, 2012, and the identification of the new standards and their impact on financial reporting. At this time, the Company has not determined the impact of the transition to IFRS.

OTHER MANAGEMENT DISCUSSION AND ANALYSIS REQUIREMENTS

Risks
Mountain Province’s business of exploring, permitting and developing mineral resources involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of exploring, permitting and developing mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
  results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;
  mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
  the potential for delays in exploration activities or the completion of feasibility studies;
  risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
  risks related to commodity price fluctuations;
  the uncertainty of profitability based upon the Company's history of losses;
  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms, particularly given recent volatility in the global financial markets;
  risks related to environmental regulation and liability;
  political and regulatory risks associated with mining and exploration; and
  other risks and uncertainties related to the Company's prospects, properties and business strategy.

As well, there can be no assurance that any funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding through third party financing or cost sharing arrangements. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

Contractual Obligations

The Company has consulting agreements with the President and CEO, Patrick Evans, and the Chief Financial Officer and Corporate Secretary, Jennifer Dawson, for their services in these capacities.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company’s common shares are traded on the Toronto Stock Exchange (TSX) under the symbol MPV and on the American Stock Exchange under the symbol MDM. On March 31, 2009, there were 59,932,381 shares issued and 1,300,000 stock options outstanding expiring at various times between October 1, 2009 and November 23, 2013.

As at June 25, 2009, there are 60,097,746 shares issued and 1,134,635 stock options outstanding expiring at various times between October 1, 2009 and November 23, 2013. There are an unlimited number of common shares without par value authorized to be issued by the Company.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management of the Company has evaluated the effectiveness of the Company’s disclosure controls and procedures as at March 31, 2009 as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of March 31, 2009, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under National Instrument 52-109) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company as appropriate to allow for accurate disclosure to be made on a timely basis.

Internal Control Over Financial Reporting
The Company’s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining the Company’s internal controls over financial reporting. Management has conducted an evaluation of internal controls over financial reporting based on the framework established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal controls over financial reporting were effective as at March 31, 2009 with no change during the year that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

OUTLOOK

During fiscal 2010, the Company plans to continue the development and permitting of the Gahcho Kué Project in conjunction with its partner, De Beers Canada. Specifically, the Company and De Beers Canada are currently considering a proposal for a definitive feasibility study to be done for the Gahcho Kué Project.

With approximately $300,000 of cash on hand and short-term investment as at March 31, 2009, the Company has sufficient capital to finance its operations to approximately June 30, 2009, after which it will be required to raise capital to continue future operations. The Company is currently investigating various sources of additional liquidity to increase the cash balances required to operate over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, credit facilities, and debt. There is no certainty that the Company will be able to obtain financing from any of those sources. Subsequent to March 31, 2009, certain directors and officers have exercised 165,365 outstanding options for total proceeds of $208,360 in order to provide additional liquidity to the Company. Certain directors and officers have indicated, but not committed, that they would be willing to exercise additional outstanding stock options if necessary.

ADDITIONAL INFORMATION

Additional disclosures relating to the Company is available on the Internet at the SEDAR website at www.sedar.com, and on the Company’s website at www.mountainprovince.com.

FORWARD-LOOKING STATEMENTS

Some statements contained in this MD&A are forward-looking and reflect our expectations regarding the future performance, business prospects and opportunities of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions. Such forward-looking statements reflect our current beliefs and are based on information currently available to us. Forward looking statements involve significant risks and uncertainties and a number of factors, most of which are beyond the control of the Company, could cause actual results to differ materially from results discussed in the forward-looking statements. Although the forward looking statements contained in this report are based on what we believe to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward looking statements. The Company disclaims any obligation to update forward-looking statements.

On behalf of the Board of Directors,

“Patrick Evans”

Patrick Evans
President & CEO

June 25, 2009